January 8, 2009

VIA EDGAR CORRESPONDENCE

Catherine Brown

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc., File No. 001-32320

Dear Ms. Brown:

We received the letter dated December 30, 2008 from H. Christopher Owings of the Securities and Exchange Commission, Division of Corporation Finance (the “Division”), to Maxine Clark, Chairman of the Board and Chief Executive Bear of Build-A-Bear Workshop, Inc. (the “Company”). This will confirm that in accordance with your telephone conversation yesterday afternoon with our counsel, Meredith Cross, the Company intends to respond to the comments set forth in the Division’s letter no later than February 6, 2009. We appreciate the Staff’s willingness to extend the deadline for our response.

In the meantime, if you need any additional information, you may contact Eric Fencl, General Counsel, at (314) 423-8000, extension 5458 or EricF@buildabear.com, or me at (314) 423-8000, extension 5210 or TinaK@buildabear.com.

Sincerely,

/s/ Tina Klocke
Tina Klocke
Chief Financial Bear

cc:	Eric Fencl
Meredith Cross